Tieto Corporation INSIDE INFORMATION 18 June 2019, 8.00 am EET

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA, AUSTRALIA, CANADA, JAPAN OR ANY JURISDICTION WHERE TO DO SO MIGHT CONSTITUTE A VIOLATION OF THE LOCAL SECURITIES LAWS OR REGULATIONS OF SUCH JURISDICTION.

Tieto and EVRY joining forces to create a leading Nordic digital services company

Tieto and EVRY have today announced a merger agreement to create one of the most competitive digital services and software companies in the Nordics. With combined revenue of close to EUR 3 billion and 24,000 professionals, the combined company will be well positioned to create digital advantages for Nordic enterprises and society. The transaction will be highly complementary from a geographical, offering and customer perspective.

The Boards of Directors of Tieto Corporation ("Tieto") and EVRY ASA ("EVRY") today jointly announce the agreement to combine the two companies through a cross-border merger. The foundation of the merger is based on highly complementary businesses in Norway, Finland and Sweden.

Key transaction highlights include

- The shareholders of EVRY will receive 0.12 new shares in Tieto and NOK 5.28 in cash for each share in EVRY
- Support and pre-commitments from the largest shareholders in both Tieto and EVRY
- Annual cost synergies of EUR 75 million identified
- Completion of the merger is conditional on approval of the respective EGMs of Tieto and EVRY, and customary merger control approvals
- EGMs are expected to take place in September 2019 at the latest and completion during the fourth quarter of 2019, or during the first quarter of 2020 at the latest, subject to all regulatory approvals having been obtained
- Combined company to be named TietoEVRY
- Tieto's Shareholders' Nomination Board and the Board of Directors propose to the EGM that Tomas Franzén will chair the Board of Directors consisting of Tieto and EVRY Board members
- Kimmo Alkio will be Chief Executive Officer of the combined company
- The shares of TietoEVRY will be listed in Helsinki, Stockholm and Oslo

Rationale of the combination

- Strong combined digital competence
- Broader offering to customers and better access to talent
- Highly complementary businesses in Norway, Finland and Sweden
- A significant step towards becoming one of the largest digital service companies also in Sweden
- Significant cost savings potential on at least selling, general and administrative expenses, delivery efficiency and investment rationalization

The merger will combine strong digital competences and industry software with advanced cloud and infrastructure services. Based on the companies' product and competence portfolios, there is potential to increase the competitiveness for the benefit of customers and employees – and potential to grow across businesses.

The transaction will be highly complementary from a geographical, offering and customer perspective. It will also create one of the largest digital services communities in the Nordics. The merger further drives scale, longer-term revenue synergies, as well as innovation through combined targeted investments. The combination is expected to create value for shareholders through targeted cost synergies of around EUR 75 million annually, to be achieved through efficiencies in delivery and selling, general and administrative expenses, and portfolio and investment rationalization. The companies expect that around 60% of savings will be achieved by the end of 2021 and 90% by the end of 2022. The companies estimate that non-recurring implementation costs, anticipated to materialize by 2022 will amount to EUR 120–140 million. Tieto and EVRY will inform, consult and/or negotiate with the respective employee representatives and/or unions about the social, financial and legal consequences of the contemplated merger in accordance with applicable laws and regulations. TietoEVRY will continue examining the synergy possibilities further.

"This combination announced today will create a company well-positioned to facilitate digital transformation across the Nordics for the benefit of our customers, employees, shareholders and society. With continued investments in our people, latest technologies such as robotics, cloud and artificial intelligence, the combination will create a competitive digital partner for our customers. We have a strong cultural foundation based on Nordic values with upmost respect for every individual and focus on life-long learning. I believe we will create exciting opportunities for professional and personal growth for employees in both companies – and a strong value proposition for our customers. Together we have the opportunity to accelerate the pace of change and innovation in the industry and bring the benefits of the digital world to our customers faster and more effectively. I foresee a very exciting journey ahead", says Kimmo Alkio, President and CEO.

"During the last few years, EVRY has taken important steps and become a preferred partner for digital transformation to our customers. EVRY and Tieto share strong Nordic values promoting openness, trust and diversity. I believe that the new company will attract the right competence, customers and partners," says Per Hove, CEO of EVRY.

The terms of the merger in brief

The proposed combination will take the form of a taxable statutory cross-border absorption merger of EVRY into Tieto pursuant to the Norwegian and Finnish Companies Acts. As merger consideration, the shareholders of EVRY will receive 0.12 new shares in Tieto and NOK 5.28 in cash for each share in EVRY. EVRY's shareholders will receive approximately 37.5% ownership in the combined company and a total cash consideration of approximately EUR 200 million. In aggregate, 44.3 million new shares in Tieto are expected to be issued as part of the merger.

Based on the 17 June 2019 closing share price of the Tieto share, the proposed combination values EVRY at NOK 35.48 per share, representing a premium of 13.6% compared to the last three-month traded volume-weighted average share price of NOK 31.23 (adjusted for dividends (excluding dividend of NOK 1.75 for dates prior to ex-dividend date)) and 15.4% compared to the closing price of NOK 30.75 on 17 June 2019.

As a consequence of the completion of the merger, EVRY will dissolve. The statutory taxable merger will not trigger Norwegian withholding tax consequences for EVRY's shareholders.

Completion of the merger is subject to approval by two thirds of the shares and votes of Tieto and EVRY at the respective Extraordinary General Meetings ("EGMs"), which are currently expected to be held in September 2019 at the latest. Tieto's largest shareholders Cevian Capital Partners Ltd ("Cevian") and Solidium Oy ("Solidium") and EVRY's largest shareholder Funds advised by Apax Partners LLP, acting through the company Lyngen Holdco S.A.R.L. ("Apax"), have irrevocably undertaken to attend the respective EGMs and vote in favour of the merger.

Completion of the merger is also subject to obtaining necessary merger control approvals as well as other customary closing conditions, but is not subject to any conditions with respect to financing, due diligence or material adverse change.

Tieto and EVRY will in due course announce the filing of the merger plan with the Finnish Trade Register and the Norwegian Register of Business Enterprises separately, and will publish the official Finnish and Norwegian language versions and the English language version of the merger plan in connection therewith. The merger plan will contain information, inter alia, on the merger consideration to EVRY shareholders, the planned timetable for completion of the merger and the complete set of conditions for the completion of the merger.

Further information about the combination, the merger and the combined company will also be available in a merger prospectus to be published by Tieto prior to the EGMs of Tieto and EVRY. The companies will publish the invitations to their respective EGMs through separate stock exchange releases later.

It is expected that the closing of the merger will take place during the fourth quarter of 2019, or during the first quarter of 2020 at the latest, subject to all regulatory approvals having been obtained and other conditions to completion having been fulfilled.

Financing
Tieto has obtained a commitment for financing of the merger from Nordea Bank Abp and Skandinaviska Enskilda Banken AB (publ). The new financing arranged in connection with the combination consists of a EUR 300 million Bridge Loan Facility and a EUR 400 million Term Loan Facility, each available from the completion date of the merger. The Bridge Loan Facility has a maturity date falling twelve (12) months after the signing of the facilities agreement, but includes an extension option of six (6) months. The maturity of the Term Loan Facility is 5 years from the signing of the facilities agreement. The facilities agreement will also include a EUR 250 million Revolving Credit Facility with a maturity of 5 years, likewise underwritten by Nordea Bank Abp and Skandinaviska Enskilda Banken AB (publ).

Following the transaction, net debt/EBITDA ratio of the combined company is anticipated to temporarily increase to above 2.0, including the IFRS 16 impact. However, the company expects to achieve the targeted level of below 2.0 in the medium term.

Corporate Governance
The combined company is proposed to be called TietoEVRY. With corporate and management functions across the Nordics, the company will have its legal domicile in Espoo, Finland.

The Shareholders' Nomination Board of Tieto, after consultation with the Nomination Committee of EVRY proposes, that following completion of the merger, Tomas Franzén will be Chairman of the Board of Directors of the combined company. Kimmo Alkio will be the Chief Executive Officer of the combined company, and Per Hove will continue in his role as CEO of EVRY until the closing of the transaction and work closely with Kimmo Alkio in the integration of the companies.

The Shareholders' Nomination Board of Tieto further proposes to the Tieto EGM that Rohan Haldea, Salim Nathoo and Leif Teksum from the EVRY Board of Directors will join the Board of the combined company upon completion of the merger. Timo Ahopelto, Liselotte Hägertz Engstam, Harri-Pekka Kaukonen, Niko Pakalén and Endre Rangnes from the Tieto Board of Directors are proposed to continue as members of the Board of Directors, whereas Kurt Jofs and Johanna Lamminen will resign from the Board of Directors of the combined company with effect from completion. Furthermore, the employees of the combined company are contemplated to have a right to nominate four (4) employee representatives as Board members.

Following the combination, Tieto's shareholders will hold approximately 62.5% in the combined company and EVRY's shareholders approximately 37.5%. As a result of the completion of the merger, EVRY's largest shareholder, Apax, will become the largest shareholder of the combined company with an ownership of approximately 20.4%. Tieto's largest shareholders Cevian and Solidium will own approximately 9.4% and 6.3% respectively.

Apax, Cevian and Solidium have issued non-binding statements of intention according to which each of Apax, Cevian and Solidium will, through its representative on TietoEVRY's Shareholders' Nomination Board, and until the second annual general meeting of Tieto following the completion of the combination, support each other's proposal for member(s) of TietoEVRY's Board of Directors as follows:

(i) Apax shall nominate (i) two members to TietoEVRY's Board of Directors so long as Apax's ownership of shares in TietoEVRY exceeds 10% of all outstanding shares and (ii) one member to TietoEVRY's Board of Directors so long as Apax's ownership of shares in TietoEVRY exceeds 5% of all outstanding shares; (ii) Solidium shall nominate one member to TietoEVRY's Board of Directors so long as Solidium's ownership of shares in TietoEVRY exceeds 5% of all outstanding shares; and (iii) Cevian shall nominate one member to TietoEVRY's Board of Directors so long as Cevian's ownership of shares in TietoEVRY exceeds 5% of all outstanding shares. The above-mentioned intentions concern only the minority of TietoEVRY's Board members.

Tieto has been informed that Apax, Cevian and Solidium intend to enter into a binding governance agreement confirming the above arrangement, provided that they, upon separate application, obtain from the Finnish Financial Supervisory Authority a written statement confirming that the governance agreement and the actions thereunder would not be deemed to constitute acting in concert as provided in the Finnish Securities Markets Act. In this event, the entry into the agreement and its main terms will be disclosed separately.

Subject to completion of the merger, Apax has agreed not to increase its post-completion ownership in TietoEVRY, subject to customary exceptions, until two years have passed from the completion date of the merger and, during such period, not to enter into any agreement or arrangement that would enable Apax to exercise joint control over Tieto or otherwise qualify as acting in concert.

Further, subject to completion of the merger, Apax has agreed to be subject to a lock-up obligation restricting the sale of two thirds of the shares it will receive as merger consideration in connection with the completion of the merger based on its current shareholding in EVRY. One third of the merger consideration shares received by Apax will be subject to a lock-up period of six (6) months, and one third subject to a lock-up period of twelve (12) months, in each case from the completion of the merger, subject to customary carve-outs and certain additionally agreed permitted sale and financing exceptions.

Until three years have passed from the completion of the merger, Apax has also agreed not to transfer its shares in TietoEVRY representing more than eight (8) percent of the total number of outstanding shares in TietoEVRY to certain designated competitors of TietoEVRY.

Top 8 shareholders of the combined company

Based on the latest available data, excluding Tieto treasury shares and assuming all current Tieto and EVRY shareholders are shareholders also at the completion of the merger, the largest eight shareholders of the combined company would be as follows. The calculation is based on Tieto's and EVRY's actual knowledge and is indicative only. The calculation may not represent the actual situation at the completion of the merger or thereafter.

Shareholder	% Shares	% Votes
Apax Partners	20.4%	20.4%
Cevian Capital	9.4%	9.4%
Silchester	7.8%	7.8%
Solidium	6.3%	6.3%
Folketrygdfondet	2.0%	2.0%
Polygon	2.0%	2.0%
Ilmarinen Mutual Pension Insurance	1.2%	1.2%
State Street and Trust Company	1.2%	1.2%
Top 8 Shareholders	**50.3%**	**50.3%**
Other	49.7%	49.7%
Total	**100.0%**	**100.0%**
Tieto shareholders	62.5%	62.5%
EVRY shareholders	37.5%	37.5%

Combined company financials
The illustrative unaudited financial information presented below is based on Tieto's and EVRY's audited consolidated financial statements for the year ended 31 December 2018, and unaudited consolidated interim financial information for the three months ended 31 March 2019. The illustrative statement of financial position information presented is based on the consolidated statement of financial position information of both companies as at 31 March 2019.

The illustrative combined financial information is presented for illustrative purposes only. The illustrative combined income statement information, statement of financial position and key figures have been presented as if the business had been carried on in the same group from the beginning of each period. The illustrative combined net sales, adjusted operating profit and operating profit of the combined company have been calculated as a sum of Tieto's and EVRY's combined financial information for the twelve months ended 31 December 2018 and for the three months ended 31 March 2019. The combined statement of financial position, interest-bearing net debt and gearing illustrates the impact of the combination as if it had occurred on 31 March 2019.

The combined financial information is based on a hypothetical situation and should not be viewed as pro forma financial information in as much as any purchase price allocation, differences in accounting principles, adjustments related to transaction costs and impacts of the possible refinancing have not been taken into account. The expected targeted synergies have not been included.

The actual financial information for the combined group will be calculated based on the final merger consideration and the fair values of EVRY"s identifiable assets and liabilities as at the date of completion of the combination, including the impacts of possible refinancing that is contingent on the completion of the combination. The combined company's financial information that will be published in the future following the completion of the combination could therefore differ significantly from the illustrative combined financial information presented below. Accordingly, this information is not indicative of what the combined company's actual financial position, results of operations or key figures would have been had the combination been completed on the dates

indicated. Pro forma financial information will be included in the merger prospectus assumed to be published during August 2019. Pro forma financial information in the merger prospectus may differ significantly from the illustrative combined financial information presented below.

Illustrative combined income statement information

IFRS	for the year ended 31 December 2018			for the three months ended 31 March 2019		
EUR million	**Combined**	**Tieto**	**EVRY b)**	**Combined**	**Tieto**	**EVRY a)**
Net sales	2,944.4	1,599.5	1,344.9	750.2	408.4	341.8
Operating profit (EBIT)	261.2	154.7	106.5	61.7	36.8	24.9
Operating margin (EBIT), %	8.9	9.7	7.9	8.2	9.0	7.3
Adjusted operating profit (EBIT) 1)	327.4	162.8	164.6	75.0	40.9	34.1
Adjusted operating profit margin (EBIT), % 1)	11.1	10.2	12.2	10.0	10.0	10.0

a) NOK have been translated to EUR with an exchange rate EUR/NOK 9.7418
b) NOK have been translated to EUR with an exchange rate EUR/NOK 9.6006

1) Adjustments included to Combined Adjusted operating profit are based on the published Financial Statements and Interim Reports of Tieto and EVRY. As EVRY is not reporting Adjusted Operating profit, the Adjusted Operating profit is calculated based on the information reported by EVRY as follows: Adjusted EBITA- Amortisation of customer contracts.

Illustrative combined statement of financial position and key figures information

IFRS	as at 31 March 2019		
EUR million	**Combined**	**Tieto**	**EVRY a)**
Total non-current assets 1)	2,799.2	790.9	1,009.9
Total current assets excluding cash and cash equivalents	740.6	435.0	305.6
Cash and cash equivalents 1) 2)	36.1	186.3	49.2
Total assets	3,575.8	1,412.2	1,364.6
Total equity 1) 2)	1,519.3	402.5	317.8
Total non-current liabilities	1,053.8	349.6	704.2
Total current liabilitites 2)	1,002.7	660.1	342.6
Total equity and liabilities	3,575.8	1,412.2	1,364.6

a) NOK have been translated to EUR with an exchange rate EUR/NOK 9.659

IFRS	as at 31 March 2019		
EUR million	**Combined**	**Tieto**	**EVRY**
Interest bearing net debt 3)	1,095.6	273.2	622.9
Gearing % 4)	72.1	67.9	196.0

a) NOK have been translated to EUR with an exchange rate EUR/NOK 9.659

1) The preliminary merger consideration is EUR 1,316.2 million, which consists of EUR 1,116.8 million consideration in shares calculated using the 31 May 2019 closing price of Tieto's share, and of EUR 199.4 million consideration in cash. The difference of EUR 1,592.8 million between the preliminary merger consideration and EVRY's net assets deducted by EVRY's existing goodwill is allocated to Non-current assets. Preliminary merger consideration in shares is allocated to equity and preliminary merger consideration in cash is adjusted from Cash and cash equivalents.

2) The Annual General Meeting of Tieto held on 21 March 2019 resolved to distribute approx. EUR 107.2 million as dividends. Amount is included to Tieto's 31 March 2019 consolidated financial statements, and thus to 31 March 2019 Illustrative Combined statement of financial position information as a current liability and deduction from equity.

The Annual General Meeting of EVRY held on 11 April 2019 resolved to distribute approx. NOK 646 million (approx. EUR 66.9 million with end of March 2019 exchange rate) as dividends. Amount is not included to EVRY's 31 March 2019 consolidated financial statements, and thus not taken into account in 31 March 2019 Illustrative Combined Statement of financial position information.

These dividends have been paid during April and May 2019, and thus decreased the combined cash and cash equivalents in the respective periods after 31 March 2019.

3) Presented as Interest bearing net debt reported by Tieto and Net interest bearing liabilities reported by EVRY adjusted by the merger consideration in cash.

4) Interest bearing net debt / Total equity * 100

Following completion of the merger, the combined company anticipates to continue an attractive dividend practice.

More specific financial guidance for the combined company will be provided after the completion at the latest.

Merger Agreement
Tieto and EVRY have on 18 June 2019 entered into a merger agreement, pursuant to which Tieto and EVRY have agreed to combine their business operations through a taxable statutory cross border merger pursuant to the Norwegian and Finnish Companies Acts.

The merger agreement contains the commercial terms of the merger and the conditions for the *completion of the merger*, as further described above. In addition, it e.g. contains certain mutual customary representations and warranties as well as undertakings, such as, inter alia, each party conducting its business in the ordinary course of business before the completion of the merger, keeping the other party informed of any and all matters that may be of material relevance for effecting the completion of the merger, preparation of the merger prospectus, necessary regulatory and other filings and notifications to be made, actions in relation to the financing of the combined company, settlement of EVRY employee incentives, and employee representation.

Tieto and EVRY shall bear their own fees, costs and expenses incurred in connection with the merger.

The merger agreement may be terminated by mutual written consent duly authorized by the Boards of Directors of Tieto and EVRY. Each of Tieto and EVRY may terminate the merger agreement inter alia if (i) the merger has not been completed by 31 January 2020, unless such date has not under certain circumstances been postponed by a maximum of three (3) months; (ii) the EGMs of Tieto and EVRY have failed to approve the merger; or (iii) due to a breach of representations and warranties resulting in a material adverse effect.

Indicative Timeline

June/July 2019	Filing of merger plans
August 2019	Publication of the merger prospectus
September 2019 at the latest	Tieto and EVRY EGMs
Fourth quarter of 2019, or the first quarter of 2020	Completion of the merger (subject to all regulatory approvals having been obtained)

All dates are preliminary and subject to change. The proposed combination is subject to competition approvals in a number of jurisdictions and the preliminary timetable is therefore dependent on this process.

Listing Venues
Following completion of the merger the shares in the combined company will continue to be listed on the official list of Nasdaq Helsinki and Nasdaq Stockholm. In addition, an application will be made for listing the combined company on Oslo Børs.

Fairness Opinion
With support in their assessments in the form of fairness opinion from the respective financial advisors of Tieto and EVRY, the Boards of Directors of Tieto and EVRY have concluded that the merger consideration is fair and that the merger is in the best interest of the respective companies and their shareholders.

Shareholder Support
Cevian and Solidium, holding approximately 25% of the shares and votes in Tieto, and Apax, holding in aggregate approximately 54% of the shares and votes in EVRY, have irrevocably undertaken, subject to certain customary conditions, to attend the respective EGMs of Tieto and EVRY and to vote in favour of the combination.

Due diligence
In preparation for the merger, Tieto and EVRY have conducted limited, customary due diligence reviews of certain business, financial, commercial and legal information related to their respective businesses.

Advisors
Bank of America Merrill Lynch is acting as the lead financial advisor and Nordea Bank as financial advisor to Tieto in the combination. Roschier, Attorneys Ltd. is acting as the lead counsel and legal advisor to Tieto as to Finnish law, Advokatfirmaet Haavind AS as the legal advisor to Tieto as to Norwegian law, Cleary Gottlieb Steen & Hamilton LLP as the legal advisor to Tieto as to US law, and Advokatfirman Lindahl KB as the legal advisor to Tieto as to Swedish law.

ABG Sundal Collier is acting as the financial advisor to EVRY in the combination. Advokatfirmaet Schjødt AS is acting as the lead counsel and legal advisor to EVRY as to Norwegian law and Hannes Snellman Attorneys Ltd as the legal advisor to EVRY as to Finnish law.

Conference call

Analysts and media are welcome to participate in the conference today at 10.30 CET at Hotel Continental in Oslo, address: Stortingsgata 24/26. The presentation will be jointly hosted by Kimmo Alkio, CEO of Tieto, and Per Hove, CEO of EVRY.

You can also join the event through a conference call. The presentation can be followed on Tieto's and EVRY's websites. To take part in the question and answer session after the presentation you will need to dial-in by phone. Please press *1 to enter the queue.

Time: 18 June at 10.30 CET

Teleconference numbers
Finland +358 (0)9 7479 0361
Norway +47 2100 2610
Sweden +46 (0)8 5033 6574
United Kingdom +44 (0)330 336 9125
United States +1 929-477-0324

Conference code: 7296951

To ensure that you are connected to the conference call, please dial in a few minutes before the start of the press and analyst conference. The teleconference is recorded and it will be available on demand later during the day on Tieto's (www.tieto.com) and EVRY's (www.EVRY.com) websites.

For further details and presentation material, visit www.tieto.com/tietoevry and www.evry.com/investor

For further information, please contact:

Tieto

Investors:
Tomi Hyryläinen, CFO, tel. +358 50 555 0363, tomi.hyrylainen (at) tieto.com

Media:
Kia Haring, Head of Global Communications and Corporate Responsibility, +358 40 765 3700, kia.haring (at) tieto.com

EVRY

Investors:
Henrik Schibler, CFO, tel +47 4001 0303, henrik.schibler (at) evry.com

Media:
Unni Strømstad, EVP Communications & Marketing, tel +47 9775 3453, unni.stromstad (at) evry.com,

TIETO CORPORATION

DISTRIBUTION
Nasdaq Helsinki
Principal Media

Tieto aims to capture the significant opportunities of the data-driven world and turn them into lifelong value for people, business and society. We aim to be customers' first choice for business renewal by combining our software and services capabilities with a strong drive for co-innovation and ecosystems. Headquartered in Finland, Tieto has around 15 000 experts in close to 20 countries. Tieto's turnover is approximately EUR 1.6 billion and shares listed on NASDAQ in Helsinki and Stockholm. **www.tieto.com**

EVRY is a leading Nordic tech and consulting company. Together with our customers and an ecosystem of the best global digital experts, we shape the future today by applying new technologies to improve end user experiences, and the performance of people, processes and systems.

We are close to our customers and represent a Nordic mindset on responsibility, quality and security.

We leverage our Nordicness to do business in more than 18 countries. EVRY is listed on Oslo Stock Exchange. Our 8 800 employees are passionate about creating digital advantage and shaping the future – today.

IMPORTANT INFORMATION

This announcement is not an offer to sell or a solicitation of any offer to buy any securities issued by Tieto Corporation ("Tieto" or the "Company") or EVRY ASA ("EVRY") in any jurisdiction where such offer or sale would be unlawful.

In any EEA Member State, other than Finland or Norway, that has implemented Directive 2003/71/EC as amended (together with any applicable implementing measures in any member State, or as superseded, including by Regulation (EU) 2017/1129, whose main provisions will apply as from July 21, 2019, the "Prospectus Directive"), this communication is only addressed to and is only directed at "qualified investors" in that Member State within the meaning of the Prospectus Directive.

This document and the information contained herein are not for distribution in or into the United States of America. This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States. Any securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold within the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. There is no intention to register any securities referred to herein in the United States or to make a public offering of the securities in the United States. Any securities referred to herein may be offered or sold in the United States pursuant to an exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder.

This announcement is made for the securities of a foreign company. The announcement is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws of the United States, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.

It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under any transaction referred to herein, such as in open market or privately negotiated purchases.

In the United Kingdom, this document and any other materials in relation to the securities described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this document relates is available only to, and will be engaged in only with, "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive who are (i) persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order; or (iii) other persons to whom it may otherwise be lawfully communicated (all such persons together being referred to as "relevant persons"). In the United Kingdom, persons who are not relevant persons should not take any action on the basis of this document and should not act or rely on it.

This document is an advertisement and is not a prospectus for the purposes of the Prospectus Directive. A prospectus prepared pursuant to the Prospectus Directive will be published, which, when published, can be obtained from www.tieto.com/tietoevry. Investors should not subscribe for any securities referred to in this document except on the basis of information contained in the prospectus.

No part of this release, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. The information contained in this release has not been independently verified. No representation, warranty or undertaking, expressed or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein. Neither Tieto nor EVRY, nor any of their respective affiliates, advisors or representatives or any other person, shall have any liability whatsoever (in negligence or otherwise) for any loss however arising from any use of this release or its contents or otherwise arising in connection with the release. Each person must rely on their own examination and analysis of Tieto, EVRY, their respective subsidiaries, their respective securities and the merger, including the merits and risks involved.

This release includes "forward-looking statements." These statements may not be based on historical facts, but are statements about future expectations. When used in this release, the words "aims," "anticipates," "assumes," "believes," "could," "estimates," "expects," "intends," "may," "plans," "should," "will," "would" and similar expressions as they relate to Tieto, EVRY, the merger or the combination of the business operations of Tieto and EVRY identify certain of these forward-looking statements. Other forward-looking statements can be identified in the context in which the statements are made. Forward-looking statements are set forth in a number of places in this release, including wherever this release include information on the future results, plans and expectations with regard to the combined company's business, including its strategic plans and plans on growth and profitability, and the general economic conditions. These forward-looking statements are based on present plans, estimates, projections and expectations and are not guarantees of future performance. They are based on certain expectations, which, even though they seem to be reasonable at present, may turn out to be incorrect. Such forward-looking statements are based on assumptions and are subject to various risks and uncertainties. Shareholders should not rely on these forward-looking statements. Numerous factors may cause the actual results of operations or financial condition of the combined company to differ materially from those expressed or implied in the forward-looking statements. Neither Tieto nor EVRY, nor any of their respective affiliates, advisors or representatives or any other person undertakes any obligation to review or confirm or to release publicly any revisions to any forward-looking statements to reflect events that occur or circumstances that arise after the date of this release. The combined financial information is presented for illustrative purposes only. The combined income statement information has been

calculated assuming the activities had been included in one entity from the beginning of each period. The preliminary revenue, adjusted operating profit and operating profit of the combined company have been calculated as a sum of combined financial information for the twelve months ended 31 December 2018. The combined financial information is based on a hypothetical situation and should not be viewed as pro forma financial information. This release includes estimates relating to the cost synergy benefits expected to arise from the merger and the combination of the business operations of Tieto and EVRY, which have been prepared by Tieto and EVRY and are based on a number of assumptions and judgments. Such estimates present the expected future impact of the merger and the combination of the business operations of Tieto and EVRY on the combined company's business, financial condition and results of operations. The assumptions relating to the estimated cost synergy are inherently uncertain and are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause the actual cost synergy benefits from the merger and the combination of the business operations of Tieto and EVRY, if any, to differ materially from the estimates in this release. Further, there can be no certainty that the merger will be completed in the manner and timeframe described in this release, or at all.

Both Bank of America Merrill Lynch International DAC, Stockholm Branch, a subsidiary of Bank of America Corporation, and Nordea Bank Abp are acting exclusively for Tieto in connection with the merger and for no one else and will not be responsible to anyone other than Tieto for providing the protections afforded to its clients or for providing advice in relation to the merger.

ABG Sundal Collier ASA is acting exclusively for EVRY in connection with the merger and for no one else and will not be responsible to anyone other than EVRY for providing the protections afforded to its clients or for providing advice in relation to the merger.

With respect to EVRY, information contained herein is subject to the disclosure requirements under section 5-12 of the Norwegian Securities Trading Act.